Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Selective Insurance Group, Inc.:

We consent to the use of our reports dated February 12, 2021, with respect to the consolidated balance sheets of Selective Insurance Group, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to V, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference.

/s/ KPMG LLP

New York, New York
April 30, 2021